Mail Stop 3720

May 29, 2007

Mr. Michael D. Weaver
President and Chief Executive Officer
Otelco Inc.
505 Third Avenue East
Oneonta, AL 35121

> **RE: Otelco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 001-32362**

Dear Mr. Weaver:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

4. Goodwill and Intangible Assets, page 50

1.   You state on page 49 that regulated and unregulated customer based assets acquired in the acquisition of MMeT had a fair value of $8.8 million and remaining useful lives of 25 years at the time of the acquisition in July of 2006.

We note however that in the disclosures on page 7 of your Form 10-Q for the fiscal quarter ended March 31, 2007 you appear to be amortizing these customer base assets over a 15 year life. Please clarify this inconsistency and provide support for the life assigned to the customer base assets acquired in 2006.

8. Long-Term Debt, page 53

2.   It appears that the non-guarantor subsidiaries are not minor in 2005 and 2006; therefore you are required to include condensed consolidating financial information for the same periods with a separate column for:

> (i) The parent company;
> (ii) The subsidiary guarantors on a combined basis;
> (iii) Any other subsidiaries of the parent company on a combined basis;
> (iv) Consolidating adjustments; and
> (v) The total consolidated amounts.

The condensed consolidating financial information should include a condensed balance sheet, income statement and cash flow statement and related disclosures. Refer to Rule 3-10 of Regulation S-X, particularly sub-paragraph's (f) and (i), and revise or advise.

3.   Additionally, based on Exhibit 21.1 you have 14 subsidiaries, but you state that the notes are guaranteed by 5 of 7 operating subsidiaries. Are the remaining entities finance subsidiaries? For your guidance, non-guarantor entities in (iii) above means any other subsidiaries of the parent.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

4.   To the extent that non-guarantor subsidiaries are not minor, financial information discussed above should also be provided in quarterly reports. Please revise your report to provide these disclosures or advise us.

<p style="text-align:center">* * * * *</p>

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, via EDGAR, with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions

Sincerely,

Larry M. Spirgel
Assistant Director